Exhibit 4.5

INTERCONTINENTAL HOTELS GROUP SHORT TERM DEFERRED INCENTIVE PLAN Shareholders’ Approval: 9 April 2003 Directors’ Adoption: 13 April 2003

One Silk Street London EC2Y 8HQ

Telephone (44-20) 7456 2000
Facsimile (44-20) 7456 2222
Ref JOW

THE INTERCONTINENTAL HOTELS GROUP
SHORT TERM DEFERRED INCENTIVE PLAN

1	Meanings of words used
1.1	In these Rules:
“Bonus Award” means an award of cash or Bonus Shares made to a Participant in accordance with the Plan;
“Bonus Shares” means the Shares comprised in a Bonus Award;
“Committee” means the Board of Directors of the Company or a duly authorised committee;
“Company” means InterContinental Hotels Group PLC;
“Group Company” means the Company, any company which is a subsidiary of the Company within the meaning of Section 736 of the Companies Act 1985 and any other company which is associated with the Company and is so designated by the Committee;
“Matching Shares” means additional Shares specified in a Participant’s notification under Rule 2.7;
“Option Plan” means the InterContinental Hotels Group Executive Share Option Plan, as amended from time to time;
“Participant” means a person who has been selected to participate in the Plan under Rule 2.2;
“Performance Target” means any target specified for a financial year in relation to a Bonus Award;
“Plan” means this plan known as “The InterContinental Hotels Group Short Term Deferred Incentive Plan” in its present form and as from time to time altered in accordance with the Rules;
“PRSP” means the InterContinental Hotels Group Performance Restricted Share Plan as amended from time to time;
“Reconstruction or Takeover” means any takeover, merger or internal reconstruction, however effected, including a reverse takeover, partial offer, reorganisation or scheme of arrangement sanctioned by the court;
“Release Date” means the date on which a Participant becomes entitled to receive a proportion of the Bonus Shares comprised in his Bonus Award and any Matching Shares under Rule 8, as specified in the notification to the Participant under Rule 2.7;
“Rules” means these rules as amended from time to time;
“Salary” in relation to a Bonus Award for a financial year, means the basic annual salary in effect on the last day of that financial year excluding all payments additional to basic salary (for example mortgage support allowance, expatriate allowance etc);
“Shares” means fully paid ordinary shares in the capital of the Company, and includes any shares representing them following a Reconstruction or Takeover;
“SIPs” means the InterContinental Hotels Group Share Incentive Plan and the Britvic Share Incentive Plan as amended from time to time;

1.2	Where the context admits or requires the singular includes the plural and the masculine includes the feminine and vice versa; references to any statutory provision include any modification or re-enactment.
1.3	Headings will be ignored in construing the Rules.
2	Operation of the Plan
2.1	Timing of Operation: The Committee may decide at any time and at its discretion when the Plan shall be operated.
2.2	Selection of Participants: In relation to any operation of the Plan the Committee may select any employees or executive directors of any Group Company to be Participants in the Plan. The Committee will grant conditional Bonus Awards to the Participants it selects to participate in the Plan. The Committee has the right to withdraw a Participant from the Plan at any time if it considers that the Participant’s failure or inability to contribute to the management team effort warrant this, for example if:
2.2.1	the participant’s personal performance is formally appraised as unsatisfactory
2.2.2	the participant is subject to disciplinary action
2.2.3	the participant is absent from work due to prolonged illness and is unable to contribute to team performance.
2.3	Performance Target: any Performance Target must relate to a period which is no longer than one financial year.
2.4	Basis of Calculation of Bonus Awards: Bonus Awards to be made on achievement of the Performance Target shall be calculated as a specified percentage of Salary. A Bonus Award will not exceed 100% of Salary.
2.5	Nature of Bonus Awards: Bonus Awards may take the form of cash or Bonus Shares, or a combination of cash and Bonus Shares, as the Committee may determine. A Bonus Award of Bonus Shares shall be deferred until the Release Date determined by the Committee. The Committee may also determine that a specified ratio of Matching Shares shall be awarded on the Release Date. The Committee may determine that there shall be more than one Release Date in respect of a Bonus Award. The ratio of Matching Shares to Bonus Shares comprised in a Bonus Award shall not exceed one Matching Share to two Bonus Shares.
2.6	Participant’s preference: The Committee may consult with any Participant before determining the type of Bonus Award to be made, but shall not be bound by any views expressed by the Participant.
2.7	Notification of Participants: Participants shall be notified, in writing, that they have been selected for participation in the Plan. The notice shall include details of any Performance Target, the date of grant of the conditional Bonus Award, the percentage of Salary, the nature of the Bonus Award, the Release Date and, if relevant, the ratio of Matching Shares.

2.8	Variation: Subject to Rule 10.2, the Committee may, at any time after giving notice of participation, vary its terms as regards the operation of the Plan generally or in respect of any Participant and specify any other terms applicable to the operation of the Plan.
3	Starters, leavers and Reconstructions and Takeovers
3.1	The Committee may permit an employee to join the Plan part way through a financial year, on the basis that the Bonus Award is either payable for the full year or pro-rated from the date of entry, at its discretion. The Participant shall be notified of the terms of participation accordingly.
3.2	If a Participant’s employment with any Group Company terminates during the financial year by reason of ill-health, injury, disability, retirement, redundancy, death or as a result of the sale of the business or company by which he is employed, or in the event of a Reconstruction or Takeover during the financial year, his Bonus Award may be pro-rated to the date of termination or the date of Reconstruction or Takeover, or such later date as the Committee may determine, and may at the Committee’s discretion be made in cash rather than in Shares.
3.3	If a Participant’s employment with any Group Company terminates during the financial year for any reason other than those listed in Rule 3.2, he shall not receive any Bonus Award unless the Committee decides otherwise.
3.4	For the purposes of Rule 3 and Rule 7, a Participant’s employment with a Group Company will not be treated as having terminated until the Participant ceases to be employed by any Group Company.
4	Making of Bonus Awards
4.1	Calculation of Bonus Award: As soon as practicable after the end of the financial year, the Performance Target (if any) shall be evaluated, and the amount of each Participant’s Bonus Award shall be calculated.
4.2	Bonus Awards in Cash: Bonus Awards payable in cash shall be paid as soon as practicable by the Company or, where relevant the Group Company employing the Participant.
4.3	Bonus Awards in Shares: in respect of each Bonus Award in Shares, the Company shall grant to the relevant Participant the right to receive the relevant number of Shares (including Matching Shares where appropriate) on the Release Date, conditional on that Participant remaining in the employment of a Group Company until the Release Date, in accordance with Rule 7. The relevant number of Bonus Shares will be calculated by reference to the average of the middle market quotation of a Share for the three business days following the announcement of the Company’s results for the relevant financial year or such other days as the Company may determine. The middle market quotation is taken from the Daily Official List of the London Stock Exchange.
5	Plan limits
5.1	10 per cent. 10 year limit
The number of Shares which may be allocated under the Plan on any day must not exceed 10 per cent. of the ordinary share capital of the Company in issue immediately before that day, when added to the total number of Shares which have been allocated in the previous 10 years under the Plan and any other employee share plan operated by the Company.

5.2	5 per cent. 10 year limit
The number of Shares which may be allocated under the Plan on any day must not exceed 5 per cent. of the ordinary share capital of the Company in issue immediately before that day, when added to the total number of Shares which have been allocated in the previous 10 years under the Plan and any other discretionary employee share plans operated by the Company.
5.3	1.5 per cent. 1 year limit
The number of Shares which may be allocated under the Plan on any day must not exceed 1.5 per cent. of the ordinary share capital of the Company in issue immediately before that day when added to the total number of Shares which have been allocated in the previous 12 months under the Plan, the Option Plan and the PRSP.
5.4	Exclusions
Where a right to acquire Shares is released or lapses without being exercised, the Shares concerned are ignored when calculating the limits in this Rule 5.
The following are also ignored:
5.4.1	when calculating the limits in Rules 5.1, 5.2 and 5.3 Shares awarded as partnership shares under the SIPs; and
5.4.2	when calculating the limit in Rule 5.3 rights to Shares issued in respect of options granted in exchange for options granted under the Six Continents Executive Share Option Scheme 1985 and the Six Continents Executive Share Option Scheme 1995.
5.5	Meaning of allocate
“Allocate” means granting an option or other right to acquire unissued Shares, or if there is no such grant, the issue and allotment of Shares.
6	Participant’s Rights before the Release Date
6.1	No shareholder rights: Before the Release Date the Participant has no rights to dividends, voting or otherwise in respect of any Bonus Shares comprised in a Bonus Award or in respect of any Matching Shares.
6.2	Variation of share capital etc: The Committee may vary the number of Shares comprised in a Bonus Award (including any Matching Shares) to take account of any variation of the share capital of the Company, or any special dividend or other transaction which might adversely affect the value of the Shares, to ensure that the Participant is not disadvantaged.
6.3	Reconstruction or Takeover: In the event of a Reconstruction or Takeover, the Committee may determine that the Shares comprised in a Bonus Award (including any Matching Shares), or cash of equivalent value, should be transferred to the Participant. In the case of a Reconstruction or Takeover involving the exchange of Shares for shares in another company, or in more than one other company, the Committee may determine that the Participant’s right to the Shares comprised in a Bonus Award (including any Matching Shares) should be replaced by a right to the appropriate number of shares in that other company or companies.

6.4	Other events: The Committee has discretion to take such action as it may think appropriate if other events happen which may have an effect on Bonus Awards.
7	Termination of employment before the Release Date
7.1	Ill-health, disability, etc.: If the Participant’s employment with a Group Company is terminated before the Release Date by reason of ill-health, injury, disability, retirement, redundancy, death or as a result of the sale of the business or company which he is employed, he (or his personal representatives) may, at the discretion of the Committee, receive the Shares comprised in his Bonus Award, including any Matching Shares on the date of termination. If the Committee does not so determine, he (or his personal representatives) will receive the Shares on the Release Date.
7.2	Reconstruction or Takeover: If the Participant’s employment with a Group Company is terminated in connection with a Reconstruction or Takeover before the Release Date, he is entitled to receive the Shares comprised in his Bonus Award, including any Matching Shares, or cash of equivalent value, on the date of termination of employment.
7.3	Other terminations: If the Participant ceases to be in the employment of any Group Company before the Release Date for any other reason, his right to receive Shares on the Release Date is lost, unless the Committee decides otherwise.
8	Release Date
8.1	Subject to Rule 7 and Rule 8.2, the Participant is entitled to receive the Shares comprised in his Bonus Award (including any Matching Shares) on the Release Date.
8.2	In the event that the acquisition or disposal of Shares is not permitted by law or by any restrictions imposed pursuant to the provisions of any dealing restrictions imposed by the authorities in any relevant jurisdiction, the Release Date will be deferred until after the ending of such restrictions unless the Committee decides otherwise.
9	General
9.1	Notices: Any notice or other document given to any Participant pursuant to the Plan shall be delivered to him or sent by post to him at his home address according to the records of his employing company or such other address as may appear to the Committee to be appropriate. Notices or other documents sent by post shall be deemed to have been given 5 days following the date of posting.
9.2	Documents sent to Shareholders: The Company is not obliged to send to Participants copies of any documents or notices sent to the holders of its Shares.
9.3	Reimbursement: Each relevant Group Company shall reimburse the Company for any costs incurred in connection with the Bonus Awards to Participants who are employed by them.
9.4	Withholding: The Company, and any relevant Group Company may withhold any amounts or make such arrangements, including the sale of any Shares on behalf of a Participant as are necessary to meet any liability to taxation or social security contributions in respect of any Bonus Award (including any Matching Shares).

9.5	Committee’s decisions final and binding: The decision of the Committee in connection with any interpretation of the Plan Rules or in any dispute relating to any matter relating to the Plan shall be final and conclusive.
9.6	Costs: The costs of introducing and administering the Plan will be borne by the Company.
9.7	Regulations: The Committee will have power from time to time to make or vary regulations for the administration and operation of the Plan provided that the same are not inconsistent with these Rules.
9.8	Terms of employment:
9.8.1	For the purposes of this Rule 9.8, “Employee” means any Participant, or any other person.
9.8.2	This Rule 9.8 applies:
(i)	whether the Company has full discretion in the operation of the Plan, or whether the Company could be regarded as being subject to any obligations in the operation of the Plan;
(ii)	during an Employee’s employment or employment relationship; and
(iii)	after the termination of an Employee’s employment or employment relationship, whether the termination is lawful or unlawful.
9.8.3	Nothing in the Rules or the operation of the Plan forms part of the contract of employment or employment relationship of an Employee. The rights and obligations of an Employee are separate from, and are not affected by, the Plan. Participation in the Plan does not create any right to, or expectation of, continued employment or a continued employment relationship.
9.8.4	The grant of Bonus Awards and Matching Shares on a particular basis in any year does not create any right to or expectation of the grant of Bonus Awards and Matching Shares on the same basis, or at all, in any future year.
9.8.5	No Employee is entitled to participate in the Plan, or be considered for participation in it, at a particular level or at all. Participation in one operation of the Plan does not imply any right to participate, or to be considered for participation in any later operation of the Plan.
9.8.6	Without prejudice to an Employee’s right to receive the Bonus Shares comprised in an Award and any Matching Shares subject to and in accordance with the express terms of the Rules and the Performance Condition, no Employee has any rights in respect of the exercise or omission to exercise any discretion, or the making or omission to make any decision, relating to the Bonus Award and any Matching Shares. Any and all discretions, decisions or omissions relating to the Bonus Award or Matching Shares may operate to the disadvantage of the Employee, even if this could be regarded as capricious or unreasonable, or could be regarded as in breach of any implied term between the Employee and his employer, including any implied duty of trust and confidence. Any such implied term is excluded and overridden by this Rule 9.8.

9.8.7	No Employee has any right to compensation for any loss in relation to the Plan, including:
(i)	any loss or reduction of any rights or expectations under the Plan in any circumstances or for any reason (including lawful or unlawful termination of employment or the employment relationship);
(ii)	any exercise of a discretion or a decision taken in relation to a Bonus Award or Matching Shares or to the Plan, or any failure to exercise a discretion or take a decision;
(iii)	the operation, suspension, termination or amendment of the Plan.
9.8.8	Participation in the Plan is permitted only on the basis that the Participant accepts all the provisions of the Rules, including in particular this Rule 9.8. By participating in the Plan, an Employee waives all rights under the Plan, other than the right to receive Shares subject to and in accordance with the express terms of the Rules and the Performance Condition, in consideration for, and as a condition of, the grant of an Bonus Award or Matching Shares under the Plan.
9.8.9	Nothing in this Plan confers any benefit, right or expectation on a person who is not an Employee. No such third party has any rights under the Contracts (Rights of Third Parties) Act 1999 to enforce any term of this Plan. This does not affect any other right or remedy of a third party which may exist.
9.8.10	Each of the provisions of this Rule 9.8 is entirely separate and independent from each of the other provisions. If any provision is found to be invalid then it will be deemed never to have been part of these Rules and to the extent that it is possible to do so, this will not affect the validity or enforceability of any of the remaining provisions.
9.9	Data protection: By participating in the Plan the Participant consents to the holding and processing of personal data provided by the Participant to the Company for all purposes relating to the operation of the Plan. These include, but are not limited to:
9.9.1	administering and maintaining Participant records;
9.9.2	providing information to trustees of any employee benefit trust, registrars, brokers or third party administrators of the Plan;
9.9.3	providing information to future purchasers of the Company or the business in which the Participant works;
9.9.4	transferring information about the Participant to a country or territory outside the European Economic Area.
10	Amendments and Termination
10.1	Committee’s powers of amendment: Subject to the following provisions of this rule, the Committee may in its discretion waive, amend or add to the Rules as it thinks fit.
10.2	Participants’ Consent: No amendment shall be made which would have the effect of abrogating or altering adversely in any material respect any of the subsisting rights of Participants in relation to Shares comprised in a Bonus Award, except with the consent of the majority of the Participants affected by the proposed amendment.

10.3	Participants who move overseas: Notwithstanding any other provision of the Plan the Committee may amend, vary or add to the provisions of the Plan as it considers necessary or desirable to take account of, or to mitigate, or to comply with relevant overseas taxation, securities or exchange control laws, provided that the benefits granted to such Participants are not overall more favourable than the benefits granted to other Participants.
10.4	Notice: As soon as reasonably practicable after making any alteration to the Plan, the Committee will give written notice to any Participant materially affected by the alteration.
10.5	Termination of the Plan: The Committee may terminate the Plan at any time.
11	Governing Law
11.1	The Plan is governed by English law and if there is any conflict of laws English law will prevail. All Group Companies and all Participants shall submit to the jurisdiction of the English Courts as regards any matter arising under the Plan.